SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Everlast Worldwide Inc.
_____________________________________________

(Name of Issuer)

Common Stock, par value $0.002
_____________________________________________

(Title of Class of Securities)

30035 510 4
______________________

(CUSIP Number)

March 8, 2006
_____________________________________________
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[x] Rule 13d-1(c)

[_] Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 30035 510 4	13G

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CONTENDER PARTNERS LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 237,664
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 237,664
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 237,664
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12.	TYPE OF REPORTING PERSON OO

CUSIP NO. 30035 510 4	13G

This Amendment No. 1 to the Schedule 13G filed by the reporting person on March 17, 2006 is being filed solely to correct the jurisdiction of organization of the reporting person as indicated on such filing.  Contender Partners LLC is a California limited liability company.

Item 1(a).    Name of Issuer:

EVERLAST WORLDWIDE INC.

Item 1(b).    Address of Issuer’s Principal Executive Offices:

1350 BROADWAY
SUITE 2300
NEW YORK, NY 10018

Item 2(a).    Name of Persons Filing:

CONTENDER PARTNERS LLC

Item 2(b).    Address of Principal Business Office or, if none, Residence:

c/o DREAMWORKS TELEVISION LLC
100 UNIVERSAL CITY PLAZA
BLDG 5121
UNIVERSAL CITY, CA 91608
ATTN: GENERAL COUNSEL

Item 2(c).    Citizenship:

CONTENDER PARTNERS LLC IS A LIMITED LIABILITY COMPANY FORMED UNDER THE LAWS OF THE STATE OF CALIFORNIA

Item 2(d).    Title of Class of Securities:

COMMON STOCK, PAR VALUE $0.002 PER SHARE

Item 2(e).    CUSIP Number:

30035 510 4

Item 3.            NOT APPLICABLE. THIS SCHEDULE 13G IS FILED PURSUANT TO RULE 13D-1(C).

Item 4.  Ownership

           (a). Amount beneficially owned:

CUSIP NO. 30035 510 4	13G

  SEE THE RESPONSES TO ITEM 9 ON THE ATTACHED COVER PAGE.

(b).    Percent of Class:

 SEE THE RESPONSES TO ITEM 11 ON THE ATTACHED COVER PAGE.

(c).	Number of shares as to which such person has:

(i).	Sole power to vote or to direct the vote: SEE THE RESPONSES TO ITEM 5 ON THE ATTACHED COVER PAGE.

(ii).	Shared power to vote or to direct the vote: SEE THE RESPONSES TO ITEM 6 ON THE ATTACHED COVER PAGE.

(iii).	Sole power to dispose or to direct the disposition of: SEE THE RESPONSES TO ITEM 7 ON THE ATTACHED COVER PAGE.

(iv).	Shared power to dispose or to direct the disposition of: SEE THE RESPONSES TO ITEM 8 ON THE ATTACHED COVER PAGE.

Item 5.    Ownership of Five Percent or Less of a Class

IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING [  ].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

NOT APPLICABLE

Item 8.    Identification and Classification of Members of the Group

NOT APPLICABLE

CUSIP NO. 30035 510 4	13G

Item 9.  Notice of Dissolution of Group

NOT APPLICABLE

Item 10.    Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2006

CONTENDER PARTNERS LLC,

by	/s/ BRIAN EDWARDS
Name: Brian Edwards
Title: Authorized Signatory